

09042574

OCT 0 1 2009
Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-24444

REPORT FOR THE PERIOD BEGINNING ___07/01/08___ AND ENDING ___06/30/09___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Caprock Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4601 50th, Suite 202
(No. and Street)

Lubbock   TX   79414
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.   Dallas   TX   75244
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

AB
10/30

OATH OR AFFIRMATION

I, ___Daryl Allison_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caprock Securities, Inc._____ , as of June 30_____ , 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JOSE A. TORREZ
Notary Public, State of Texas
My Commission Expires
November 12, 2012

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAPROCK SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2009

CAPROCK SECURITIES, INC.

CONTENTS



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Caprock Securities, Inc.

We have audited the accompanying statement of financial condition of Caprock Securities, Inc. as of June 30, 2009 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caprock Securities, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co. LLP

CF & Co., L.L.P.

Dallas, Texas
September 28, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

CAPROCK SECURITIES, INC.
Statement of Financial Condition
June 30, 2009

ASSETS

Cash	$	85,181
Receivable from broker-dealers and clearing organizations		50,144
Furniture and equipment at cost, net of accumulated depreciation of $28,222		--
Other assets		4,735
	$	140,060

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	20,339
		20,339

Stockholders' equity

Common stock, 100,000 shares authorized, no par value, 10,000 issued and outstanding	5,300
Retained earnings	114,421
Total stockholders' equity	119,721
	$ 140,060

The accompanying notes are an integral part of these financial statements.

CAPROCK SECURITIES, INC.
Statement of Income
For the Year Ended June 30, 2009

Revenues

Securities commissions	$ 278,267
Sale of investment company shares	751,331
Other revenue related to securities business	14,264
Other income	49,522
	1,093,384

Expenses

Compensation and benefits	907,683
Commissions and clearance paid to all other brokers	52,444
Communications	11,905
Occupancy and equipment costs	33,382
Promotional costs	13,053
Interest expense	1,701
Regulatory fees and expenses	34,350
Losses in error account	7,478
Other expenses	40,919
	1,102,915

Net income (loss) before income taxes	(9,531)
Provision for income taxes-benefit	-0-
Net income (loss)	$ (9,531)

The accompanying notes are an integral part of these financial statements.

CAPROCK SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2009

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
Balances at June 30, 2008	10,000	$ 5,300	$ 123,952	$ 129,252
Net income (loss)			(9,531)	(9,531)
Balances at June 30, 2009	10,000	$ 5,300	$ 114,421	$ 119,721

The accompanying notes are an integral part of these financial statements.

CAPROCK SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2009

Balance at June 30, 2008	$	-0-
Increases		-0-
Decreases		-0-
Balance at June 30, 2009	$	-0-

The accompanying notes are an integral part of these financial statements.

CAPROCK SECURITIES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2009

Cash flows from operating activities

Net income (loss)	$ (9,531)
Adjustments to reconcile net income (loss) to	
net cash provided (used) by operating activities:	
Depreciation	835
Change in assets and liabilities:	
Decrease in receivable from broker-dealers	
and clearing organizations	52
Increase in other assets	(1,078)
Increase in accounts payable and accrued expenses	11,883
Net cash provided (used) by operating activities	2,161

Cash flows from investing activities

Net cash provided (used) by investing activities	-0-

Cash flows from financing activities

Net cash provided (used) by financing activities	-0-
Net increase in cash	2,161
Cash at beginning of year	83,020
Cash at end of year	$ 85,181

Supplemental disclosures of cash flow information:

Cash paid for:	
Income taxes	$ -0-
Interest	$ 1,701

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Caprock Securities, Inc. (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation.

Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Furniture and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over an estimated useful life of five years. Depreciation expense for the year ended June 30, 2009 was $835 and is reflected in occupancy and equipment costs.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. Deferred taxes are also recognized for operation losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 -   <u>Summary of Significant Accounting Policies</u>, continued

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities"* which permits the Company to defer the implementation of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48") until its fiscal year beginning July 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB develops guidance on the application of FIN 48 by pass-through entities and amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Note 2 -   <u>Net Capital Requirements</u>

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2009, the Company had net capital of approximately $114,986 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was .18 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   <u>Possession or Control Requirements</u>

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 -   Lease Commitments

The Company has obligations under operating leases for annual rentals for office space and storage. Annual rentals at June 30, 2009 were $17,736.

Note 5 -   Pension Plan

The Company has a SAR-SEP pension plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors. During the year ended June 30, 2009, the Company contributed $61,160 to the plan.

Note 6 -   Subsequent Events

In preparing the accompanying financial statements, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 165, "Subsequent Events", the Company has reviewed events that have occurred after June 30, 2009 through September 28, 2009, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Note 7 -   Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2009, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

June 30, 2009

Schedule I

CAPROCK SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2009

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 119,721
Add:	
Liabilities subordinated to claims of general credits	-0-
Total capital and allowable subordinated liabilities	119,721
Deductions and/or charges	
Non-allowable assets:	
Other assets	(4,735)
Net capital before haircuts on securities positions	114,986
Haircuts on securities	-0-
Net capital	$ 114,986

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 20,339
Total aggregate indebtedness	$ 20,339

<u>CAPROCK SECURITIES, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of June 30, 2009</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 1,356
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 64,986
Excess net capital at 1000%	$ 112,952
Ratio: Aggregate indebtedness to net capital	.18 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation are as follows:

Net Capital per unaudited FOCUS Report	$ 122,921
Audit adjustments to increase accounts payable and accrued expenses	7,935
Net Capital per Audited Report	$ 114,986

Schedule II

<u>CAPROCK SECURITIES, INC.</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of June 30, 2009</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended June 30, 2009



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholders
Caprock Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Caprock Securities, Inc. (the "Company"), as of and for the year ended June 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
September 28, 2009

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended June 30, 2009

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL
ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder
Caprock Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2009, which were agreed to by Caprock Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Caprock Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Management is responsible for Caprock Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year July 1, 2008 to June 30, 2009 with the amounts reported in Form SIPC-7T.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co. LLP.
CF & Co., L.L.P.

Dallas, Texas
September 28, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Caprock Securities, Inc.
4601 50th Street, Suite 202
Lubbock, TX 79414

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kathy Parker 304/765-7986

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ _150.00_

   B. Less payment made with SIPC-4 made in January, February or March 2009
   (For all fiscal year ends except January, February, or March)   (_150.00_)
   _12/30/2008_
   Date Paid

   C. Assessment balance due   —

   D. Interest computed on late payment (see instruction E) for_____days at 20% per annum   —

   E. Total assessment balance and interest due (or overpayment carried forward) $_____—_____

   F. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as E above) $ _0.00_

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of_____, 20_____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: _____ _____ _____
         Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

SIPC REVIEWER

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending June 30, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 203,651

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

0

(2) Net loss from principal transactions in securities in trading accounts.

0

(3) Net loss from principal transactions in commodities in trading accounts.

0

(4) Interest and dividend expense deducted in determining item 2a.

0

(5) Net loss from management of or participation in the underwriting or distribution of securities.

0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

0

(7) Net loss from securities in investment accounts.

0

Total additions

0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

150,230

(2) Revenues from commodity transactions.

3,285

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

9,559

(4) Reimbursements for postage in connection with proxy solicitation.

0

(5) Net gain from securities in investment accounts.

0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

0

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ 617

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$ 1995

Enter the greater of line (i) or (ii)

1995

Total deductions

165,069

2d. SIPC Net Operating Revenues

$ 38,582

2e. General Assessment @ .0025

$ 96.45

(to page 1 but not less than $150 minimum)

2

CAPROCK SECURITIES, INC.

June 30, 2009

Report Pursuant to Rule 17a-5(d)